Exhibit 4.20

DATED                      18 December 2002

(1) VODAFONE GROUP PUBLIC LIMITED COMPANY

(2) ARUN SARIN

SERVICE AGREEMENT

(AGRE/2904 A Sarin)

SERVICE AGREEMENT

AN AGREEMENT made this 18th day of December 2002 BETWEEN

(1)	VODAFONE GROUP PUBLIC LIMITED COMPANY whose Registered Office is at The Courtyard, 2-4 London Road, Newbury, Berkshire, RG14 1JX (hereinafter called “the Company”); and
(2)	ARUN SARIN of 2, Glen Alpine Road, Piedmont, CA 94611, United States of America (hereinafter called “the Executive”).
WHEREBY IT IS AGREED as follows:
1	APPOINTMENT
The Company shall engage the Executive and the Executive hereby agrees to serve the Company as a Director and, from 30 July 2003, as its Chief Executive. This Agreement shall commence on 1 April 2003 and shall continue (except as provided below) for a period of two years from that date expiring on 31 March 2005 and thereafter unless and until terminated by the Company giving to the Executive not less than twelve months’ prior notice in writing or by the Executive giving to the Company not less than twelve months’ prior notice in writing so as to expire (in either case) at the end of the said period or at any time thereafter PROVIDED THAT this Agreement shall automatically terminate (if not already terminated) upon the Executive’s 60th birthday.
The Company may at its sole and absolute discretion pay salary in lieu of any required period of notice, or of any unexpired period of notice (subject to the deduction of such income tax as HM Inland Revenue may require and such other deductions required by law).
2	DUTIES
2.1	The Executive shall devote the whole of his time and attention to the duties of his office and shall faithfully and diligently perform such duties and exercise such powers as may from time to time be assigned to or vested in him and shall obey all reasonable and lawful directions given to him by or under the authority of the Board of Directors of the Company (“the Board”).
2.2	The Executive may be required in pursuance of his duties under this Agreement:
(i)	to perform services not only for the Company but also for any other company in the Group (as hereinafter defined) and without further remuneration (except as otherwise agreed) to accept such offices in other companies in the Group or in which the Group has an equity interest as the Company may from time to time reasonably require;
(ii)	to work at such places within the United Kingdom as the Company may require, the Company reimbursing the Executive in respect of all reasonable relocation expenses; and

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(iii)	to travel to such places whether in or outside the United Kingdom by such means and on such occasions as the Company may from time to time require.
2.3	The Executive shall (and shall procure that his wife and dependent children shall) comply with the provisions of the Criminal Justice Act 1993, the Financial Services Authority’s Model Code for Securities Transactions by Directors of Listed Companies and rules and regulations laid down by the Company from time to time in relation to such matters.
2.4	In this Agreement “the Group” means the Company and any other company which is its subsidiary or in which the Company or any subsidiary of the Company controls not less than 20% of the voting shares (where ‘subsidiary’ has the meaning given to it by section 736 of the Companies Act 1985).
3	OUTSIDE ACTIVITIES
Except as a representative of the Company or with the previous approval of the Board the Executive shall not during the continuance of this Agreement be directly or indirectly engaged, interested or concerned in the conduct of any trade or business other than the business of the Group other than (i) as a holder of shares or securities of a company any of whose shares or securities are quoted or dealt in on any recognised Stock Exchange provided that any such holding shall not exceed 5 per cent of the issued share capital of the company concerned or (ii) as a non-executive director of not more than one company quoted on a recognised Stock Exchange.
4	REMUNERATION, EXPENSES AND HOLIDAYS
4.1	As remuneration for his services the Executive shall be entitled to a fixed salary at the rate of one million one hundred thousand pounds (£1,100,000) per annum (or such higher rate as may from time to time to be agreed). Annual reviews will take place on or about 1 July each year (the first such review taking place with effect from 1 July 2004) having regard to Company performance, personal performance and any other factors which the Remuneration Committee of the Board believes to be relevant. Such salary shall be inclusive of any fees or remuneration which the Executive would otherwise be entitled to receive from any company in the Group or in which the Group has an equity interest and shall be payable by equal monthly instalments in arrears by bank credit transfer on or before the last working day of each month.
4.2	In addition to the remuneration referred to in paragraph 4.1 above, the Executive shall be entitled to participate in short-term and long-term incentive plans and schemes in accordance with the Company's executive remuneration policy as determined by the Remuneration Committee of the Board from time to time and approved by the Company's shareholders in general meeting.
4.3	The Executive shall be entitled to be repaid all authorised travelling, hotel and other expenses properly incurred by him in or about the performance of his duties under this Agreement, subject to the production to the Company at its request of supporting vouchers and documents in respect of such expenses.

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4.4	The Company shall bear the costs of premiums payable under a private health insurance scheme specified by the Company in respect of the Executive, his wife and his children under the age of 21.
4.5	The Executive shall be entitled to participate in appropriate pension and life assurance arrangements in accordance with details provided to him by the Company.
4.6	In accordance with and subject to the terms in the Company's Employee Handbook for UK based employees (a copy of which has been provided to the Executive) the Executive shall be entitled to 28 days annual holiday. In addition the Executive shall be entitled to an additional day’s holiday for each five years of continuous service (calculated to 31 December) up to a maximum of 3 days. The leave year runs from 1 December to 30 November. If the Executive leaves service and has not taken all holiday entitlement, the Executive will receive an accrued proportion of holiday pay on the basis that holiday accrues at the rate of 1/12th of entitlement for each completed month of employment.
5	CAR
To assist in the performance of his duties under this Agreement the Executive shall during the continuance of his employment be entitled to the benefits of the UK car policy as applicable to directors of the Company from time to time, a copy of which policy has been provided to the Executive.
6	SICK PAY
Subject to the rights of the Company under clause 9.2 of this Agreement, if the Executive shall during the continuance of this Agreement be incapacitated by ill health or accident from performing his duties under this Agreement he shall during the period of any such incapacity be entitled to receive benefits under the Company’s Sick Pay Scheme subject to and in accordance with the terms and conditions of such Scheme (full details of which have been supplied to the Executive) if and for so long as such Scheme remains in force but he shall not be entitled to receive any other remuneration under Clause 4.1.
7	CONFIDENTIALITY
The Executive shall not make use of, divulge or communicate to any person (save in the proper performance of his duties under this Agreement) and shall use his best endeavours to prevent the disclosure of, any of the trade secrets or other confidential information of or relating to the business or finances of any company in the Group which he may have received or obtained while in the service of the Company including, in particular, names of clients, suppliers, reports, papers, data and other information in any form prepared for the Company or any company in the Group or acquired by any such company. This restriction shall continue to apply after the termination of his engagement without limit in point of time but shall cease to apply to information or knowledge which may come into the public domain otherwise than through the default of the Executive or which shall have been received by the Executive from a third party entitled to disclose the same to the Executive.

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8	INVENTIONS AND COPYRIGHT WORKS
8.1	An invention made by the Executive shall be taken to belong to the Company for all purposes if:
8.1.1	it was made in the course of the normal duties of the Executive, or if outside normal duties in the course of duties specifically assigned to the Executive, and the circumstances in either case were such that an invention might reasonably have been expected; or
8.1.2	it was made in the course of the duties of the Executive and because of the nature of those duties and the particular responsibilities arising therefrom the Executive had a special obligation to further the interests of the Company (s.39 Patents Act 1977).
8.2	Any inventions made by the Executive in the course of or in any way arising out of his employment with the Company shall be immediately disclosed by him in writing to the Company and the Executive undertakes that except where it is properly determined that the invention is the property of the Executive he will not file a patent application without the written permission of the Company.
8.3	Details of a patent granted for an invention of outstanding benefit will be recorded and placed on the Executive’s personal file, held by the Human Resources Department, in order that in future years this information can be recalled if a claim for an award under the Patents Act 1977 becomes a possibility.
8.4	Any designs, trade-marks or copyright work of any kind made by the Executive in the course of or arising out of his employment with the Company shall be the sole property of the Company.
9	TERMINATION
9.1	This Agreement shall be subject to termination by the Company by summary notice in writing with immediate effect if the Executive:-
9.1.1	has committed any serious breach, or repeated or continued (after warning in writing) any material breach, of his obligations under this Agreement or has been guilty of conduct tending to bring himself or any company in the Group into disrepute or becomes unable to pay his debts as they fall due or makes any composition or arrangement with his creditors; or
9.1.2	becomes prohibited by law from being a director of a company;
and the Executive shall have no claim against the Company for damages or otherwise by reason of such termination.
9.2	If the Executive is during the continuance of this Agreement incapacitated by ill health or accident from performing his duties under this Agreement for a period or periods aggregating 130 working days or more in any period of 12 months the Company may give written notice to the Executive to terminate this Agreement immediately or as from a future date specified in the notice.

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10	OBLIGATIONS ON TERMINATION
Upon the termination of this Agreement howsoever arising the Executive shall:
10.1	Immediately or upon the request of the Company, resign from office as a director of the Company and all offices held by him in any other companies in the Group and his membership of any organisation acquired by virtue of his tenure of any such office, and should he fail to do so the Company is hereby irrevocably authorised to appoint some person in his name and on his behalf to sign any documents and do any thing necessary or requisite to give effect to such resignation(s); and
10.2	Deliver to the Board documents and other records (whether on paper, in electronic form or in any other form and including correspondence, lists of clients or customers, notices, memoranda, plans, drawings and other documents and records of whatsoever nature and all copies thereof) made or compiled or acquired by the Executive during his employment under this Agreement and concerning the business, finances or affairs of the Group.
11	OBLIGATIONS AFTER TERMINATION
11.1	The Executive hereby agrees with the Company that in addition to the other terms of this Agreement and without prejudice to the other restrictions imposed on him by law, he will be bound by the following covenants (except where the Company has terminated this Agreement in breach of its provisions):-
11.1.1	that he will not during the period of twelve months after the determination of his engagement under this Agreement solicit or interfere with or endeavour to entice away from the Company or any company in the Group any person firm or company who at any time during the twelve months prior to the termination of his engagement under this Agreement was a customer of the Company or any other company in the Group or was in the habit of dealing with the Company or any such company or who is a prospective client or customer of the Company or any such company and (in each case) with whom the Executive shall have had personal contact at any time in the twelve months immediately preceding such determination; or
11.1.2	that he will not during the period of twelve months after the determination of his engagement under this Agreement directly or indirectly induce or seek to induce any person who was to his knowledge an employee at any time during the last 12 months of the Executive’s service with the Company and was at the date of such determination a director, executive manager, senior manager or other employee with managerial responsibilities of the Company or any other company in the Group to leave the employment of the Company or any other company in the Group; or
11.1.3	that he will not during the period of three months after the determination of his engagement hereunder be employed by (whether with a contract of service or a contract for services) any person, firm or company which is in competition with the Company or the Group in relation to products or activities with which the Executive shall have been directly concerned in the period of twelve months prior to the termination of his employment; or

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11.1.4	that he will not during the period of three months after the determination of his engagement hereunder engage (whether alone or in partnership or as a director or major shareholder of a company) in any business which is in competition with the Company or the Group as described in 11.1.3 above.
11.2	The Executive agrees that having regard to the facts and matters set out above the restrictive covenants contained in this Clause 11 are reasonable and necessary for the protection of the business and confidential information of the Company and any company in the Group and he further agrees that having regard to those circumstances the covenants do not work harshly upon him. While the restrictions imposed in this Clause are considered by the parties to be reasonable in all the circumstances it is agreed that if any one or more of such restrictions shall either taken by itself or themselves together be adjudged to be void or ineffective for whatever reason but would be adjudged to be valid and effective if any particular restriction or restrictions were deleted or if any part or parts of the wording thereof were deleted, restricted or limited in a particular manner then the said restrictions shall apply with such deletions, restrictions or limitations as the case may be. The covenants contained in Clause 11.1 above are separate and severable and enforceable accordingly.
11.3	Since the Executive also may obtain in the course of his employment with the Company confidential information concerning any other company in the Group he hereby agrees that he will at the request and cost of the Company enter into a direct agreement or undertaking with any such company whereby he will accept restrictions and provisions corresponding to the restrictions and provisions herein contained (or such of them as may be appropriate in the circumstances) in relation to such information and for such period as such company may reasonably require for the protection of the legitimate interests of that company.
12	NOTICES
Notices may be given by either party by letter or facsimile transmission ("fax") but not by electronic mail or other electronic message service addressed to the other party at (in the case of the Company ) its registered office for the time being and (in the case of the Executive) his last known address. Any such notice given by letter shall be deemed to have been given at the time at which the letter would be delivered in the ordinary course of post and any such notice given by fax shall be deemed to have been given one hour after the time of its transmission as evidenced by a transmission report.
13	PREVIOUS CONTRACTS
This Agreement is in substitution for any previous contract of service between any company in the Group and the Executive which shall be deemed to have been terminated by mutual consent as from the commencement of his engagement under this Agreement.

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14	GOVERNING LAW
This Agreement shall be governed and construed in all respects in accordance with English Law.
15	STATEMENT OF TERMS OF EMPLOYMENT
The information contained in this Agreement and the Schedule constitutes a written statement of the terms of employment of the Executive in compliance with the provisions of the Employment Protection (Consolidation) Act 1978. The Schedule shall form part of this Agreement and accordingly the employment of the Executive under this Agreement shall also be subject to the terms set out in the Schedule. Other documents referred to in this Agreement shall apply to the Executive only to the extent specified in this Agreement.

IN WITNESS whereof this Agreement has been executed as a Deed on the day and year shown at the top of the first page of this Agreement.

SIGNED as a DEED by
ARUN SARIN                       /s/ Arun Sarin

in the presence of:

Signature   /s/ P. R. Williams

Name   PHILIP R. WILLIAMS

Address ...............................................

..........................................................

..........................................................

Occupation   COMPANY DIRECTOR

SIGNED as a DEED by VODAFONE GROUP PLC	) )

Director   /s/ Ian MacLaurin

Secretary   /s/ S. R. Scott

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THE SCHEDULE

(1)	CONTINUOUS EMPLOYMENT
The Executive has not been continuously in the employment of the Company (including reckonable service with its subsidiary or associated companies) prior to the effective date of his appointment under this Agreement.
(2)	REMUNERATION
The rate of remuneration and the intervals at which it is paid are contained in Clause 4.
(3)	HOURS OF WORK
There are no specific terms and conditions relating to hours of work except as provided in Clause 2.1
(4)	HOLIDAYS AND SICKNESS
The Executive is entitled to 28 days’ holiday in each holiday year which runs from 1 December to 30 November. The terms and conditions relating to holidays are as set out in Clause 4.6 and those relating to sickness are contained in Clauses 6 and 9.2.
(5)	NOTICE
Particulars as to the length of notice to terminate are contained in Clause 1.
(6)	DISCIPLINARY RULES AND PROCEDURES
There are no disciplinary rules applicable to the Executive except as provided in the Agreement and if the Executive is dissatisfied with any disciplinary decision relating to him he should apply orally or in writing to the Chairman of the Company.
(7)	GRIEVANCE PROCEDURE
Any application for the purpose of seeking redress of any grievance relating to the Executive’s employment should be made either orally or in writing to the Chairman.
(8)	PENSIONS
A contracting-out certificate is in force in respect of the Executive’s employment.

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